UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,631,481 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,631,481 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,631,481 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,631,481 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,631,481 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,631,481 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 900,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 11 TO SCHEDULE 13D

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 reports Fertitta Holdings, Inc. as a reporting person and restates the statement on Schedule 13D filed by Tilman J. Fertitta with respect to the Common Stock, par value $.01 per share, of Landry=s Restaurants, Inc.  Such Schedule 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $.01 per share (ACommon Stock@), of Landry=s Restaurants, Inc., a Delaware corporation (ALandry=s@).  The address of Landry’s principal executive office is 1510 West Loop South, Houston, Texas 77027.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Tilman J. Fertitta (“Fertitta”) and Fertitta Holdings, Inc. (“Parent”), a Delaware corporation and a wholly owned subsidiary of Fertitta.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The business address of each of Fertitta and Fertitta Holdings is 1510 West Loop South, Houston, Texas 77027.

The principal occupation of Fertitta is serving as President and Chief Executive Officer of Landry’s.  The principal business of Parent is serving as a vehicle for consummating the Merger, as defined and described in Item 4.  Fertitta is Chief Executive Officer, President and sole director of Parent.

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor  subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fertitta is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate value of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), among Parent, Fertitta Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Fertitta, solely for purposes of specified sections thereof, and Landry’s, which are described in Item 4 below, is approximately $1.3 billion, which includes approximately $885 million of debt.

In connection with the Merger Agreement, Fertitta agreed, in an equity commitment letter, dated June 16, 2008 (the “Equity Commitment Letter”), subject to certain conditions, to contribute $90 million in cash and 5,731,481 shares of Common Stock (the “Rollover Shares”) to Parent to fund the merger consideration under the Merger Agreement and pay related fees and expenses.  The Equity Commitment Letter also provides for the cancellation of Fertitta’s options to purchase 900,000 shares of Common Stock.  This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is attached hereto as Exhibit 99.12 and incorporated herein by reference.

CUSIP NO. 51508L 10 3

In addition, Fertitta entered into a commitment letter, dated June 12, 2008 (the “Financing Commitment”), with Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC and Wells Fargo Foothill, LLC (collectively, the “Lenders”), pursuant to which the Lenders committed to provide, subject to customary conditions, up to $665 million in debt and equity financing, through a combination of a senior secured credit facility, a senior secured notes offering or senior bridge loan facility, and preferred equity, which financing will be used to fund the merger consideration under the Merger Agreement, refinance Landry’s existing indebtedness (other than indebtedness of Golden Nugget, Inc., which will remain outstanding) and pay related fees and expenses, and for general corporate purposes for the operation of Landry’s following the closing of the Merger (as defined below).  This summary of the Financing Commitment does not purport to be complete and is qualified in its entirety by reference to the Financing Commitment, which is attached hereto as Exhibit 99.13 and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Fertitta is the founder of Landry’s and is its current Chairman, Chief Executive Officer and President.  Since Landry’s inception, he has been, directly or indirectly, Landry’s largest individual stockholder.

On June 16, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the Merger Agreement, pursuant to which each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent (including the Rollover Shares), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $21.00 per share in cash, without interest.

Upon the terms and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into Landry’s with Landry’s being the surviving corporation (the “Merger”).  As a result of the Merger, Landry’s will become a wholly owned subsidiary of Parent and the Common Stock will be delisted from the New York Stock Exchange and may, except as otherwise provided by the financing contemplated by the Financing Commitment, be deregistered under the Securities Exchange Act of 1934, as amended.  Consummation of the Merger is subject to the approval of Landry’s stockholders and certain other customary closing conditions.

The Merger Agreement provides that, at the effective time of the Merger, Landry’s certificate of incorporation will be amended and restated as provided in the Merger Agreement and the bylaws of Merger Sub will become the bylaws of Landry’s, as the surviving corporation.  In addition, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of Landry’s, as the surviving corporation, and the officers of Landry’s will continue to serve as the officers of the surviving corporation.  The business will continue to be run under the “Landry’s” name after the closing of the Merger.

Under the Merger Agreement, Fertitta agreed to vote all outstanding shares of Common Stock owned beneficially or of record by him in favor of the adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance thereof.  In addition, Fertitta agreed to certain transfer restrictions with respect to his shares.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

Except as set forth in this Item 4, Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of (i) 4,956,481 shares of Common Stock, (ii) options to acquire an additional 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (iii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 38.9% of the shares of Common Stock outstanding (based on 16,144,546 shares of Common Stock outstanding as of June 16, 2008, as represented by Landry’s in the Merger Agreement).

CUSIP NO. 51508L 10 3

Parent may also be deemed to beneficially own (i) 4,956,481 shares of Common Stock, (ii) options to acquire an additional 900,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (iii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, beneficially owned by Fertitta, as Fertitta has agreed to contribute such shares of Common Stock to Parent pursuant to the Equity Commitment Letter.

(b)           NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by him.

(c)           TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS:

None.

(d)           OTHER PERSON WITH RIGHT TO RECEIVE OR POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SECURITIES.

Not applicable.

(e)           DATE ON WHICH REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE SECURITIES.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Fertitta currently has options to acquire (i) 100,000 shares of Common Stock (awarded in 2000) at an exercise price of $7.00 per share, which are fully vested, (ii) 250,000 shares of Common Stock (awarded in 2001) at an exercise price of $8.50 per share, which are fully vested; (iii) 300,000 shares of Common Stock (awarded in 2002) at an exercise price of $18.50 per share, which are fully vested; and (iv) 250,000 shares of Common Stock (awarded in 2004) at an exercise price of $27.50 per share, which are fully vested.

Pursuant to Fertitta’s employment agreement with Landry’s, he was awarded 500,000 shares of restricted Common Stock, which vest 10 years from the effective date of grant. In addition, on March 14, 2006, pursuant to an amendment to his employment agreement, he was awarded an additional 275,000 shares of restricted Common Stock subject to a 7-year vesting schedule in lieu of a stock option grant due him under his employment agreement.

On June 16, 2008, Parent, Merger Sub, Fertitta and Landry’s entered into the Merger Agreement, as defined and described in Items 3 and 4 above.

CUSIP NO. 51508L 10 3

Also on June 16, 2008, Fertitta and Parent entered into the Equity Commitment Letter, as defined and described in Item 3 above.

On June 25, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.14 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1
Stock Option Agreement between Landry's and Tilman J. Fertitta dated March 16, 2001 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on January 6, 2003)

99.2
Stock Option Agreement between Landry's and Tilman J. Fertitta dated July 22, 2002 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on January 6, 2003)

99.3
Stock Option Agreement between Landry’s and Tilman J. Fertitta dated June 8, 2004 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.4
Restricted Stock Agreement between Landry’s and Tilman J. Fertitta dated August 6, 2003 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.5
Restricted Stock Agreement between Landry’s and Tilman J. Fertitta dated February 23, 2004 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.6
Restricted Stock Agreement between Landry’s and Tilman J. Fertitta dated March 18, 2005 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.7
Restricted Stock Agreement between Landry’s and Tilman J. Fertitta dated February 9, 2006 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.8
Restricted Stock Agreement between Landry’s and Tilman J. Fertitta dated March 14, 2006 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on March 24, 2006)

99.9
Letter from Tilman J. Fertitta to Landry’s Board of Directors dated January 27, 2008 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on January 30, 2008)

99.10
Letter from Tilman J. Fertitta to the Special Committee of Landry’s Board of Directors dated April 4, 2008 (incorporated by reference to the Schedule 13D/A filed by Tilman J. Fertitta with the Securities and Exchange Commission on April 7, 2008)

CUSIP NO. 51508L 10 3

99.11
Agreement and Plan of Merger, dated as of June 16, 2008, by and among Fertitta Holdings, Inc., Fertitta Acquisition Co., Tilman J. Fertitta, solely for purposes of Sections 7.10, 9.03(b) and Article X, and Landry’s Restaurants, Inc. (incorporated by reference to Exhibit 2.1 of Landry’s Current Report on Form 8-K, filed June 17, 2008)

99.12	Equity Commitment Letter, dated June 16, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc.*

99.13	Commitment Letter, dated June 12, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC and Tilman J. Fertitta*

99.14	Joint Filing Agreement by and among Tilman J. Fertitta and Fertitta Holdings, Inc., dated June 25, 2008.*
________________________
*	Filed herewith

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 25, 2008
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer and President